Exhibit 99.1

AMARIN ANNOUNCES CANCELLATION OF ADMISSION TO AIM AND IEX

DUBLIN, Ireland, June 19, 2008 – Amarin Corporation plc (“Amarin” or the “Company”) announces that it intends to cancel the admission of its ordinary shares to AIM and IEX (the “Proposed Cancellation”).  Amarin will continue its listing on NASDAQ where 97% of its shares have been traded historically.  Shareholders will be able to trade in American Depository Share (“ADS”) form in the normal way. The Company believes that the Proposed Cancellation will not interfere with or inhibit in any way the Company's business or its pipeline.

In May 2008, the Company announced that it had closed the $30 million first tranche of a potential $60 million private placement.  As a consequence, the Company’s shareholder base is now predominantly in the U.S. Since seeking admission to AIM and IEX in July 2006, liquidity has been very limited, and the ongoing cost and administrative burden of maintaining these admissions in addition to our NASDAQ listing is significant. The Company has therefore concluded that it is in the best interests of the Company and the shareholders if the admission to AIM and IEX are cancelled.

The purpose of this announcement is to give the requisite notice period of 20 business days in accordance with Rule 41 of the AIM and IEX Rules. The Proposed Cancellation is expected to become effective at 7.00 a.m. on July 17, 2008 and consequently the final day of trading on AIM and IEX expected to be July 16, 2008.

About Amarin
Amarin is a biopharmaceutical company focused on improving the lives of patients suffering from cardiovascular and central nervous system (CNS) diseases. Amarin’s cardiovascular programs capitalize on the known therapeutic benefits of essential fatty acids in cardiovascular disease. Amarin’s CNS development pipeline includes programs in myasthenia gravis, Huntington’s disease, Parkinson’s disease, epilepsy and memory. Amarin also has two proprietary technology platforms: a lipid-based technology platform for the targeted transport of molecules through the liver and/or to the brain, and a unique mRNA technology based on cholinergic neuromodulation. Amarin has its primary stock market listing in the U.S. on the NASDAQ Capital Market (“AMRN”).

Contacts:
Amarin +353 (0)1 669 9020
Thomas Lynch, Chairman and Chief Executive Officer
Alan Cooke, President and Chief Operating Officer
Darren Cunningham, EVP Strategic Development and Investor Relations
investor.relations@amarincorp.com

Disclosure Notice
The information contained in this document is as of June 19, 2008. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating and debt service requirements; the success of Amarin's research and development activities; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; risks relating to the Company’s ability to maintain its Nasdaq listing; general changes in International Financial Reporting Standards; and growth in costs and expenses. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on May 19, 2008.

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